Mail Stop 4561

July 13, 2006

Satish B. Jasti
President and Chief Executive Officer
City Central Bancorp, Inc.
18239 West Twelve Mile Road
Lathrup Village, Michigan 48076

By U.S. Mail and facsimile to 214-855-4300

> **Re:** **City Central Bancorp, Inc.**
> **Registration Statement on Form SB-2**
> **Filed June 16, 2006**
> **File No. 333-135107**

Dear Mr. Jasti:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
General

1. To the extent the effectiveness of the registration statement is delayed, please update the financial statements in accordance with Item 310 of Regulation S-B.

2. Please provide an updated consent from your independent accountants in the pre-effective amendment.

Cover Page

3. Please disclose that insiders would own 45% of the common stock if the warrants and stock options to be granted as part of this offering are exercised.

Summary

4. If City Central Bancorp or City Central Bank has a website, please disclose the address.

Risk Factors
The liquidity of our common stock will be affected by its limited trading market, page 12

5. Expand the heading of the risk factor to state clearly the risks and how the common stock will be affected. Also, reference the risk of volatility and decreased value of the offered shares that you address in the body of the risk factor.

Proposed Business, page 23
Lending Services, page 26

6. Please state clearly the risks of each loan type. Expand the disclosure relating to commercial real estate loans and construction and development loans. Provide disclosure for residential real estate loans.

Management, page 29

7. Clarify the business experience and background of the organizers, directors and executive officers to clearly indicate their employment over the past five years. The background disclosure on the following persons is unclear: Mr Cherukuri, Dr. Gavini, Dr. Guthikonda, Mr, Jasti, Ms. Jerath, Mr. Joshi, Mr. Policherla and Dr. Setty.

Additional Information, page 56

8. Please update the Commission's address to: 100 F Street, NE.

Financial Statements
Statements of Operations, page F-4

9. Please revise to delete the inception to date net loss per share amount. Such a presentation is not contemplated by SFAS 7 or SFAS 128.

Note 6 – Stock Options and Stock Warrants, page F-9

10. Please revise to disclose the estimated financial statement impact for the planned issuance of stock options and warrants. Refer to SFAS 123R.

Part II
Exhibits

11. We note that the legal opinion was not filed. Nor was it indicated as to be filed in an amendment. Please revise or advise. As we may have comments on the legal opinion, please file or provide a draft when available.

* * * * * * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

• the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley at (202) 551-3437 Paul Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact either Jessica Livingston at (202) 551-3448 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Financial Analyst

cc: Peter G. Weinstock
        Geoffrey S. Kay
        Jenkins & Gilchrist
        1445 Ross Avenue, Suite 3700
        Dallas, Texas 75202-2799